                                                       Exhibit 12

              OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
      Computation of Ratio of Earnings to Fixed Charges (Unaudited)
                              (In millions)
                                                 Six Months
                                                Ended June 30,
                                                --------------
                                                1997       1996(a)
                                                ----       ----
Earnings:
Income from continuing operations before taxes  $122.7     $154.4
Add (deduct):
   Income taxes of 50% owned affiliates            1.4        1.8

   Equity in income of less than
      50% owned affiliates                        (1.8)      (1.3)

   Dividends received from less than 50%
      owned affiliates                             1.7        1.6

   Interest capitalized, net of amortization      (0.4)       0.1

   Fixed charges as described below               22.9       25.2
                                                ------     ------

         Total                                  $146.5     $181.8
                                                ======     ======

Fixed Charges:
   Interest expense                             $ 15.1     $ 16.2

   Estimated interest factor in rent expense       7.8        9.0
                                                ------     ------

         Total                                  $ 22.9     $ 25.2
                                                ======     ======


Ratio of earnings to fixed charges                 6.4        7.2
                                                   ===        ===

(a) Computation of ratio of earnings to fixed charges has been restated to reflect the spin-off of Primex Technologies, Inc.